Deere & Company
One John Deere Place, Moline, IL 61265 USA

19 January  2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549

Attention:      Todd Hardiman

                        Stephanie Hunsaker

Subject:          Deere & Company

                        Form 10-K for the year ended October 31, 2004

                        File No. 1-4121

Dear Mr. Hardiman and Ms. Hunsaker:

Set forth below are the responses of Deere & Company (the “Company”) to the January 5, 2005 letter from the staff pertaining to its review of the Company’s Form 10-K for fiscal 2004, filed on 21 December 2004. For the staff’s convenience, we have repeated the relevant comment below in bold.

Cash Receipts from Sale of Inventory

We note that Deere & Company sells inventory to distributors, dealers, and general and mass merchandisers. We also note on page 7 that Deere & Company, through the dealers it owns, may also sell directly to retail customers. We note in Notes 8 and 9 that Deere & Company has a number of receivables, including trade accounts and notes receivable, retail notes, wholesale notes, revolving charge accounts, financing leases, and operating loans. We understand that some of these receivables are originated by Deere & Company’s credit subsidiaries, but it is unclear which of these receivables relates to the sale by Deere & Company of its inventory. We do note on page 7, however, that one component of financing receivables, wholesale notes, represents financing of inventories sold by Deere & Company to dealers. It appears that your accounting policy is to classify all changes in financing receivables in investing cash flows. This policy, when applied to financing receivables resulting from the sale of inventory appears in the period of sale to have the effect of presenting in Deere & Company’s consolidated statements of cash flows an investing cash outflow and an operating cash inflow for the amount of the loan even though there was no cash inflow or outflow to Deere & Company on a consolidated basis. In subsequent periods, this policy appears to reflect cash receipts from the sale of inventory as investing activities in Deere & Company’s consolidated statements of cash flows. If our understanding is correct, we believe such classifications to be in error.

Classification of the cash flow effects of receivables from the sale of inventory as investing activities in Deere & Company’s consolidated statement of cash flow does not comply with the requirements of SFAS 95. Paragraph 22a of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22a clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others; regardless of whether those receivables are on account or stem from the issuance of a note; and regardless of whether they are collected in the short-term or the long-term. It is important to note that SFAS 102 did not change this requirement. SFAS 102 addressed in part whether loans made by financial and similar institutions were sufficiently similar to product inventory of non-financial institutions such that the cash flow effects of those loans should be classified in the statement of cash flows in the same way as the cash flow effects from the sale of inventory, as operating activities. SFAS 102 did not alter the requirement in paragraph 22a to classify cash receipts from the sale of inventory as operating activities. As the SFAS 95 basis for conclusions indicates in paragraphs 93 to 96, the FASB considered and rejected classifying any portion of the cash receipts from sale of inventory as investing activities.

If you present in Deere & Company’s consolidated statement of cash flows inventory cash flows between the registrant and/or its consolidated subsidiaries as an investing cash outflow and an operating cash inflow in the period Deere & Company sells inventory and there is no cash inflow to Deere & Company on a consolidated basis from the inventory sale, we believe such a presentation represents an error in Deere & Company’s consolidated financial statements. Similarly, if you present cash receipts from receivables generated by the sale of inventory as investing activities in Deere & Company’s consolidated statements of cash flows, we believe such classifications represent errors. Such errors, if material, would require restatement of Deere & Company’s historical financial statements.

Please tell us whether our understanding of your policy and its effects are correct. If they are correct, please also tell us in your response how you plan to address the matters raised above. Please also address the following and consider the need for clarifying disclosure:

a)              Tell us which of the receivables identified in Notes 8 and 9 relate to the sale of inventory and where the related cash flows are classified in the consolidated statement of cash flows.

b)              Tell us to what the financing lease receivable disclosed in Note 9 relates and where the cash flows from these transactions are classified in the consolidated statement of cash flows and why.

After careful consideration of your comments, we continue to believe our accounting for these transactions is correct and consistent with the authoritative literature. To provide a common understanding of our business activities and our accounting, we are presenting below an overview of the transaction flows. As the Company is large and complex, there are various minor deviations from the general process flow. However, substantially all  (approximately 95%) of the Company’s sales transactions occur as follows:

The Company ships equipment to its independent dealers, with title and risk of ownership passing to the dealer at that time. At the time of shipment, a trade receivable is created with certain terms and due dates. At the conclusion of the term of the trade receivable, or earlier, the dealer will settle the trade receivable.

This settlement will generally be funded by the independent dealer in one of three ways:

1.               The equipment is sold to a retail customer. The dealer receives payment and, in turn, pays the Company.

2.               Funded from borrowings - typically a line of credit or other borrowing facility.

3.               Funded from on-hand cash balances.

(We have also provided as an attachment a graphic depiction of the transaction flows.)

In scenario one, the payment from the retail customer could come from the customer’s on-hand cash balances, financing from an external bank, or financing from the Company’s Credit Operations, through one of its retail financing programs. In scenario two, an external bank or the Company’s Credit Operations, through one of its secured wholesale financing programs, may provide the financing. In either scenario one or two, when the Company’s Credit Operations are involved, a separate discrete transaction has occurred whereby a loan has been made to either the independent dealer or a retail customer. In either instance, the trade receivable that arose from the initial sale by the Company to the independent dealer has been extinguished. Further, in each of these scenarios involving the Company’s Credit Operations, a separate credit approval would be required.

We have classified all changes in trade receivables (items referred to in Note 8 of our consolidated financial statements) as operating activities as these receivables arise from the sale of inventory. The settlements of these trade receivables arising at the time of the sale of equipment to the independent dealer have been classified as operating cash inflows without regard to how the independent dealer funded the settlements. We believe this is consistent with Statement of Financial Accounting Standards (“SFAS”) No. 95 paragraph 22 that states:

“Cash inflows from operating activities are:  a. receipts from the sale of goods including receipts from collections or sale of accounts and both short- and long- term notes receivable from customers arising from those sales” [emphasis added].

Further, we believe that the loan made after the term of the trade receivable is a separate, discrete transaction that is very different in nature from the trade receivable extended to originally sell the equipment. We believe these wholesale note transactions are the types of loans the Financial Accounting Standards Board was referring to in paragraph 17a of SFAS No. 95. Additionally, the users of our financial statements, including the rating agencies, view the trade receivables very differently from the way they view the financing receivables. Historically, the rating agencies have provided significantly different leverage guidelines for obtaining equivalent rating objectives for each of these receivable categories. Consequently, we believe the accounting being used both complies with SFAS No. 95 and best serves the interest of the readers of our financial statements.

The terms and due dates of the trade receivables are set forth within the dealer agreements and vary by product.  Based on a study of Company sales transactions in 2004 prepared solely for purposes of responding to the staff inquiry, trade receivables were settled by the dealers as follows:

1.               Approximately 80% were paid prior to terms expiration when the equipment was sold by the dealer to a retail customer.

2.               Approximately 17% were paid at the conclusion of the trade receivable terms with dealer’s cash, from proceeds from external borrowings, or from a borrowing base operating line of credit provided to the dealer by the Company’s Credit Operations.  Such a borrowing base operating line of credit is offered to some John Deere dealers in the U.S. and is a loan facility, which may be used by the dealer for various purposes, including for working capital.  The borrowing base securing these lines of credit includes dealer receivables and inventories of both new and used whole goods of John Deere and non-John Deere equipment manufacturers.  The dealer may draw or make payment against the line at any time as long as the amounts borrowed are within the borrowing base limits.  Due to the nature of the operating line of credit, draws and repayments may be made from time to time for a variety of reasons and do not relate to specific inventory purchased from Deere or other companies.

3.               The remaining 3% went to term and were settled from the proceeds of a separate line item borrowing from the Company’s Credit Operations.

The weighted average length of time to payment or subsequent loans to the dealer (i.e., end of terms) in items 2 and 3 above has been approximately five months.

We have classified all changes in financing receivables (items referred to in Note 9) as investing activities as they generally (1) do not arise from the sale of inventory but rather from a separate transaction related to loans to outside customers of the Company’s Credit Operations.

The financing lease receivables disclosed in Note 9 relate to leases of equipment by the Company’s Credit Operations to retail customers. The equipment is initially sold by the Company to an independent dealer. If a retail customer chooses to finance the purchase of equipment from the independent dealer through a lease with the Company’s Credit Operations, the equipment to be leased is purchased from the independent dealer by the Company’s Credit Operations. (The dealer originates the lease.) These leases meet the criteria for financing leases under SFAS No. 13. The cash outflows for these receivables are included in the investing activities in the Statement of Consolidated Cash Flows.

In conclusion, we believe our presentation in our Statement of Consolidated Cash Flows is consistent with SFAS No. 95 and the many considerations included in the Basis for Conclusions. Further, we have consistently applied the standard for many years and believe our presentation is a faithful representation of the economics of the underlying transactions, promotes the neutrality of the financial information presented, and provides the reader of our financial statements with a transparent and accurate description of the cash flows associated with the economic substance of a series of discrete transactions.

Intercompany Trade Receivables Transactions and/or Allocations

Please tell us and clarify in your disclosure how, if at all, the trade receivable transactions described in Note 8 between what management refers to as “Equipment Operations” and “Financial Services” impact the classification of cash flows related to those trade receivables on the consolidated statement of cash flows. In your response, please reconcile the disclosure in Note 26 that these cash flows have been eliminated from the consolidated statement of cash flows with the disclosure in Note 8 that such transactions have “substantially no effect on consolidated net income.” That is, if they are not eliminated entirely from the consolidated statement of income and you present your cash flows from operating activities using the indirect method, it is unclear how those intercompany transactions and/or allocations are eliminated from the statement of cash flow. If, as it appears, “Equipment Operations” and “Financial Services” are discretionary distinctions by management used to describe pieces of the consolidated results of operations, then it appear that such transactions and/or allocations should have no impact on the amounts presented in the consolidated financial statements.

(1)  For sales by dealers owned by the Company (which represent approximately 5% of Company sales), a portion of these sales transactions is financed by retail notes issued by the Company’s Credit Operations.  We have classified these retail notes as financing receivables in Note 9 and also as investing transactions due to the nature of the notes as described in paragraph 17a of SFAS No. 95.

The transactions referred to have no impact on the Statement of Consolidated Cash Flows. In the Statement of Consolidated Cash Flows, the changes in trade receivables are classified as operating activities. All intercompany amounts have been appropriately eliminated from the respective consolidated financial statements. The comment that these transactions had substantially no impact on consolidated net income was included in our 2001, 2002 and 2003 filings, but was not included in our 2004 filing. This comment referred to the entire series of transactions associated with the sale, including changes in the way the receivables were levered. When the trade receivables were sold to the Company’s Credit Operations, the Company was able to employ higher leverage and therefore there was a de minimus effect on consolidated net income. In an effort to provide the reader with a transparent view of the transaction and its effects during the initial sale periods, this comment was included.

Consolidated Statement of Cash Flow Subtitles

We note that Deere & Company classifies changes in “Receivables” within operating activities and “Collections of Receivables” and “Cost of Receivables Acquired” within investing activities. The similar nature of these descriptors makes it difficult to discern the basis for the different classifications. Please use more precise descriptors that clearly convey the basis for the differing classifications as well as how the amounts presented relate to the footnote disclosure of trade accounts and notes receivables in Note 8 and financing receivables in Note 9.

In future filings, we will change the descriptors on the Statement of Consolidated Cash Flows as follows:

“Receivables” to “Trade Receivables and Other”

“Collections of Receivables” to “Collections of Financing Receivables”

“Cost of Receivables Acquired” to “Cost of Financing Receivables Acquired”

Additionally, in future filings we will include in Note 26 “Cash Flow Information” additional disclosure as follows:

“Changes in trade accounts and notes receivable (See Note 8) are classified as operating activities in the Statement of Consolidated Cash Flows as these receivables arise from the initial sale of equipment to customers. Changes in financing receivables (See Note 9) are included in the investing activities section of the Statement of Consolidated Cash Flows as substantially all these receivables arise from investing transactions subsequent to the initial sales of the equipment.”

As requested we hereby also confirm the following:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosures in responses to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that reasonable parties can come to alternative views on the classification of many items in the Statement of Cash Flows. The FASB also recognized this; in fact, in SFAS No. 95 Basis for Conclusions paragraph 86 they state:

“....the board noted that the three categories are not clearly mutually exclusive. For items at the margin, a reasonable case can often be made for alternative classifications.”

While we believe our current approach is consistent with the intent of the standard, if the staff after reviewing the overview of our transactions believes an alternative treatment is preferable for certain transactions, we would like to discuss with the staff the classification of such cash flows in future filings.

Should you have questions on the information and our responses, please do not hesitate to contact James H. Becht, Corporate Secretary and Associate General Counsel, at 309-765-5574 or James M. Field, Vice President and Comptroller, at 309-765-4782.

Sincerely,

/s/ James H. Becht	/s/ James M. Field
James H. Becht	James M. Field
Corporate Secretary and	Vice President and Comptroller
Associate General Counsel

DEERE & COMPANY

GRAPHICAL DEPICTION OF THE TRANSACTION FLOWS

*Estimates based on a study performed solely for the purposes of responding to the staff's inquiry.